UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

The 2006 Annual General Meeting of Shareholders (the “AGM”) of CDC Corporation
(the “Company”) was held at 33/F Citicorp Centre, 18 Whitfield Road, Causeway
Bay, Hong Kong on Monday, November 20, 2006, at 11:30 a.m. (HKT) was adjourned to Monday, November 27, 2006, at 11:30 a.m. (HKT).  The AGM was attended by representatives from The Bank of New York, the Company’s transfer agent and inspector of elections for the AGM.  The meeting was presided by Dr. Raymond
Ch’ien, chairman of the Board of Directors of the Company.

The following matters were considered and passed at the AGM:

1.  The election of Mr. Fang Xin and Mr. Carrick John Clough as Class I
    Directors of the Company to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2009;

2.  The election of Mr. Fred Cheung Yue Wang as a Class II Director of the
    Company to serve for a term expiring the date on which the Annual
    General Meeting of Shareholders is held in 2007;

3.  The Company’s audited financial statements and the reports of the
    Directors and the Company’s independent registered public accounting firm for the year ended December 31, 2005 were ratified by shareholders.

4.  The selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31,
    2006 and authorization of the Audit Committee of the Board of Directors
    to set their remuneration were ratified by the shareholders;

5.  No other matters came before the General Meeting for shareholder action.

Exhibit  Description

1.1      Press release dated November 17, 2006
         China.com Opens Internet Video to the Masses

1.2      Press release dated November 17, 2006
         Response to Inquiries on CDC Corporation Q3 2006 Results and
         2007 Guidance

1.3      Press release dated November 17, 2006
         CDC Corporation Announces Internal Restructuring of CDC Games

1.4      Press release dated November 21, 2006
         CDC Software Awarded SI Group’s IT Supplier Excellence Award

1.5      Press release dated November 28, 2006
         Softrax Dramatically Increases Marketing Campaign Reponses and
         Revenue with CDC Software’s Pivotal MarketFirst

1.6      Press release dated November 28, 2006
         China.com Shareholders Approve Major Mobile Acquisition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: November 29, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated November 17, 2006 -- China.com Opens Internet Video to the Masses
1.2	Press release dated November 17, 2006 -- Response to Inquiries on CDC Corporation Q3 2006 Results and 2007 Guidance
1.3	Press release dated November 17, 2006 -- CDC Corporation Announces Internal Restructuring of CDC Games
1.4	Press release dated November 21, 2006 -- CDC Software Awarded SI Group’s IT Supplier Excellence Award
1.5	Press release dated November 28, 2006 -- Softrax Dramatically Increases Marketing Campaign Reponses and Revenue with CDC Software’s Pivotal MarketFirst
1.6	Press release dated November 28, 2006 -- China.com Shareholders Approve Major Mobile Acquisition